SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CryptoLogic Limited
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

228906103
(CUSIP Number)

David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8
(514) 744-3122
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 228906103	13D/A	Page 2 of 5 Pages

(1)		Name of Reporting Person Amaya Gaming Group Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) WC
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 960,635
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 960,635
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 960,635
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 7.44%
(14)		Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D (this "Statement") is being filed on behalf of Amaya Gaming Group Inc. ("Amaya") relating to the common shares, no par value (the "Common Shares"), of CryptoLogic Limited, a Guernsey, Channel Islands corporation (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D, filed on April 15, 2011 (the "Original Statement") by Amaya.  The Original Statement is hereby amended and restated as follows.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

The net purchase price of the 960,635 Common Shares purchased by Amaya was $1,548,584.27 (including commissions).  The source of funds used in making the purchase of these Common Shares was the general working capital of Amaya.

Item 5.                          Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)   As of the date hereof, Amaya beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Amaya Gaming Group Inc.	960,635	7.44%

The percentage of outstanding Common Shares in the table above is based on 12,913,720 Common Shares outstanding as of April 28, 2011, as reported by the Issuer in its press release dated April 28, 2011, furnished under cover of Form 6-K to the Securities and Exchange Commission ("SEC") on April 28, 2011.

(b)   Amaya has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 960,635 Common Shares.

(c)   During the past 60 days, Amaya has effected the following transactions with respect to Common Shares of the Issuer.  All such transactions were effected in the open market.

Transaction Date	Number of Common Shares Purchased	Range price per Common Share	Average price per Common Share (1)

3/28/2011	90,000	$1.62 - $1.64	$1.6311
3/30/2011	110,200	$1.65 - $1.73	$1.6879
3/31/2011	216,970	$1.60 - $1.70	$1.6694
4/1/2011	125,000	$1.55 - $1.64	$1.5937
4/4/2011	10,000	$1.63 - $1.73	$1.6976

4/7/2011	100,000	$1.599 - $1.70	$1.6460
5/3/2011	74,071	$1.429 - $1.50	$1.4857
5/4/2011	75,000	$1.40 - $1.55	$1.5204
5/5/2011	159,394	$1.50 - $1.60	$1.5602

(1)	Amaya undertakes to provide upon request by the SEC full information regarding the number of Common Shares purchased at each separate price.

(d)   Not applicable.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011	Amaya Gaming Group Inc.

	By:	/s/ David Baazov
	Name:	David Baazov
	Title:	President and Chief Executive Officer